PAN-CHINA SINGAPORE PAC
天健新加坡会计师事务所有限公司
UEN:201603521D
80 SOUTH BRIDGE ROAD
#04-02 GOLDEN CASTLE BUILDING
SINGAPORE 058710
TEL: +65 6438 3524

April 4, 2024

**United States Securities and Exchange Commission**
Office of the Chief Accountant
100 F Street, N.E.
Washington, DC 20549

Re: Jingbo Technology, Inc

Ladies and Gentleman:

We are the former independent registered public accounting firm for Jingbo Technology, Inc (the "Company"). We have been furnished with a copy of the Company's Form 8-K dated April 4, 2024 disclosing our dismissal as independent registered public accountants of the Company. We confirm our agreement with the statements made in such disclosure in so far as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the appointment of or consultations with new independent registered public accountants by the Company.

Yours truly,

Pan-China Singapore PAC

Pan-China Singapore PAC
Chartered Professional Accountants